John J. Concannon II
Direct Phone:	(617) 951-8874
Direct Fax:	(617) 951-8376

jack.concannon@bingham.com

February 4, 2009

Joseph A. Foti

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:          Jaspers + Hall, P.C.

Dear Mr. Foti:

On behalf of our client, Force Protection, Inc., a Nevada corporation (the “Company”), set forth below is the response to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in the letter dated December 23, 2008 (the “Comment Letter”) with respect to Jaspers + Hall, P.C.

The Company acknowledges and agrees that on October 21, 2008 the Public Company Accounting Oversight Board (the “PCAOB”) revoked the registration of Jaspers + Hall, P.C., and that since October 21, 2008, Jaspers + Hall is no longer registered with the PCAOB.  Jaspers + Hall, P.C. audited the Company’s consolidated financial statements for the year ended December 31, 2006 and provided a report thereon dated June 5, 2007.

Prior to filing a periodic report or registration statement with the Commission that requires an audit report with respect to the Company’s consolidated financial statements for the year ended December 31, 2006, the Company currently intends to obtain an audit report for such period from  an independent registered public accounting firm that is currently registered with the PCAOB.  Such currently planned re-audit is being undertaken without any admission by the Company that it is aware of any material errors in the Company’s financial statements for the year ended December 31, 2006 which have been included in its periodic reports and registration statements previously filed with the Commission or that such re-audit is required by any rule or regulation of the Commission.

On December 31, 2008, the Company filed an amendment to its Current Report Form 8-K (Commission File No. 001-33253, Film No. 09532116) with respect to the dismissal of Jaspers + Hall, P.C. as its independent registered public accounting firm and disclosed that the PCAOB had revoked the registration of Jaspers + Hall.

Should you wish to discuss the enclosed response at any time, please do not hesitate to contact me.  Any questions regarding accounting issues may be addressed directly to Charles Mathis, Chief Financial Officer, or Michael Moody, Chief Executive Officer & President, of the Company, at (843) 574-7000.

Respectfully submitted,

/s/ John J. Concannon III

cc:	David R. Humphrey, U.S. Securities and Exchange Commission
Michael Moody, Force Protection, Inc.
Charles Mathis, Force Protection, Inc.
Lenna Ruth Macdonald, Esq., Force Protection, Inc.